Exhibit 99.1

Arrival Announces Mr. F. Peter Cuneo Appointed as Interim CEO; Mr. Denis Sverdlov Appointed as Chairman of the Board; Departure of Mr. Avinash Rugoobur as President and Chief of Strategy; Mr. Rexford Tibbens Appointed as Chairman of the Strategic Planning and Operations Committee

Luxembourg, November 24, 2022 – Arrival (NASDAQ: ARVL) (the “Company”), announces that Mr. F. Peter Cuneo has been appointed as Interim Chief Executive Officer.

Mr. Cuneo stated, “I intend to bring the full depth of my experience to this operational role, ensuring that the Company executes on its next set of strategic goals. I look forward to working closely with Denis, the rest of the Board and our employees for the benefit of all Arrival’s stakeholders.”

Mr. Denis Sverdlov is concurrently stepping down from his role as Chief Executive Officer and has been appointed as Chairman of the Board in the place of Mr. Cuneo who has resigned from the Board and the Audit Committee in order to focus on his duties as Interim CEO. Mr. Cuneo will continue to attend Board meetings as an observer.

Mr. Sverdlov stated, “I am more committed than ever to ensuring Arrival’s success, and I will continue to act in the best interests of the Company, shareholders, customers, partners and employees.”

Mr. Avinash Rugoobur resigned as President and Chief of Strategy on 22 November 2022 for personal reasons, but will remain a Board member. Mr. Rugoobur stated, “It’s been an incredible four years at Arrival, which has included an IPO, developing a world class team, technology and key partnerships. I am delighted to continue being part of Arrival as a Board member.”

Mr. Rexford Tibbens will assume the role of Chairman of the Company’s Strategic Planning and Operations Committee, which will work closely with management and focus on achieving key milestones across all divisions of the Company, including fundraising.

About Arrival

Arrival’s mission is to master a radically more efficient New Method to design, produce, sell and service best-ever electric vehicles, to support a world where cities are free from fossil fuel vehicles. Arrival’s in-house technologies enable a unique approach to producing vehicles using rapidly-scalable, local Microfactories. Arrival (NASDAQ: ARVL) is a joint stock company governed by Luxembourg law.

Forward-looking statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws, including statements regarding the products offered by Arrival and the markets in which it operates. Such statements are made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and are based on management’s belief or interpretation of information currently available. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release.

Media Contacts For Arrival

Media

pr@arrival.com

Investors

ir@arrival.com